Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800
June 10, 2008
VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-0102
Attn: Jim O’Connor
Re:	Transamerica Funds (the “Registrant”), on behalf of MFS International Equity — Class I Shares (the “Fund”) (File Nos. 033-02659; 811-04556)
To the Commission:
Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950144-08-002788) on behalf of the Registrant on April 11, 2008. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments to Robb Lamont on June 3, 2008. Set forth below are the staff’s comments and the Registrant’s responses.
1.	Comment: Principal Investment Strategies and Policies: Please clarify the disclosure to explain to investors that the Fund will invest in at least three countries throughout the world.
Response: As disclosed in the prospectus, under the third paragraph in principal investment strategies and policies, “the Fund may invest in a small number of countries or a particular geographic region”. In addition, the schedule of investments in the annual report for the Class A shares of the MFS International Equity dated October 31, 2007, indicates that the Fund invested in 20 counties throughout the world. We feel that no additional disclosure is necessary to show that the Fund will invest in at least three countries.
2.	Comment: To what extent can the Fund invest in derivatives? Does the Fund have any limits on the amount of derivative investments?
Response: It is a principal strategy of the Fund to invest in derivatives. Such investment is permissible so long as it is consistent with the Fund’s objective and other investment policies. Despite this flexibility, the Fund’s sub-adviser, Massachusetts Financial Services (“MFS”), may choose not to invest in derivatives for a variety of reasons. We feel that no additional disclosure is necessary.
3.	Comment: Taxes on Distributions in General. If necessary, please disclose that the Fund may be subject to high turnover expenses.

Response: The prospectus includes the risk of high portfolio turnover in Appendix A. We feel that no additional disclosure is necessary.
4.	Comment: What is the term of the investment advisory contract?
Response: The investment advisory contract was approved by the Board of Trustees on May 15, 2008, and will continue in effect until June 30, 2009.
5.	Comment: Please clarify when shareholders receive the NAV in the section entitled “When Share Price is Determined.”
Response: The prospectus states that purchase orders received in good order and accepted, and redemption ordered received in good order, before the close of business with the NYSE, usually 4:00 p.m., Eastern Time, receive the NAV determined as of the close of the NYSE that day. We feel that no additional disclosure is necessary.
6.	Comment: How NAV is determined. Please confirm that the Board of Trustees periodically reviews the fair value methodology.
Response: We confirm that the Board of Trustees periodically reviews the fair value methodology.
7.	Comment: Distributions and Taxes. Please discuss the treatment of short-term capital gains (i.e. gains will be taxed and treated as ordinary income).
Response: The third bullet point in the section titled “Distributions and Taxes” states that “other distributions generally will be treated at the ordinary income tax rate applicable to the shareholder”. We feel no additional disclosure is necessary.
On behalf of the Registrant, it is hereby acknowledged:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and
•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.
Please let me know if you have any questions or require further information with regard to this filing. I can be reached at (727) 299-1814.

Sincerely,
/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel

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